AB 2/24

KH 2/18

11015650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 16 2011
Washington, DC
110

SEC FILE NUMBER
8- 23757

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Porter White & Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Richard Arrington Jr. Blvd. North, Fourth Floor
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dwight V. Percy (205) 252-3681
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sellers, Richardson, Holman & West, LLP
(Name – *if individual, state last, first, middle name*)

216 Summit Blvd., Suite 300	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/28

OATH OR AFFIRMATION

I, Dwight V. Percy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Porter White & Company, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Exec. Vice President & CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORTER, WHITE & COMPANY, INC.

Table of Contents

SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP

CERTIFIED PUBLIC ACCOUNTANTS
ADVISORY | AUDIT | TAX

216 Summit Boulevard | Suite 300 | Birmingham, AL 35243 | 205-278-0001 Main | 205-278-0003 Fax | www.srhwcpa.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Porter, White & Company, Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of Porter, White & Company, Inc. (Company) as of December 31, 2010 and the related statement of operations, stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Porter, White & Company, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sellers Richardson Holman & West, LLP

February 8, 2011

PORTER, WHITE & COMPANY, INC.

Statement of Financial Condition
December 31, 2010

Assets

Cash	$ 268,919
Receivables	132,281
Receivable from affiliates	176,869
Short-term investment	365,472
Investment in affiliate	25,219
Property and equipment, net	45,359
Other assets	7,104
Total assets	$ 1,021,223

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 21,175
Accrued compensation and other expenses	67,500
Payable to affiliate	70,705
	159,380
Stockholder's Equity	
Common stock, $1 par value; 5,000 shares authorized, 1,500 shares issued and outstanding	1,500
Additional paid-in capital	1,976,930
Accumulated deficit	(1,116,587)
	861,843
Total liabilities and stockholder's equity	$ 1,021,223

See notes to financial statements.

PORTER, WHITE & COMPANY, INC.

Statement of Operations
Year Ended December 31, 2010

Revenues	
Investment banking and consulting	$ 1,008,739
Management fee income	11,726
Interest income	50
Dividend income	6,518
Gain on sale of short-term investment	3,645
Unrealized loss on short-term investment	(5,355)
Equity in income of affiliate	7,262
	1,032,585
Expenses	
Salaries, commissions and related benefits	721,345
Occupancy and other office expenses	113,291
Communications	22,202
Promotional	41,788
Other expenses	27,208
Loss on disposal of equipment	990
	926,824
Net income	$ 105,761

See notes to financial statements.

PORTER, WHITE & COMPANY, INC.

Statement of Stockholder's Equity
Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2009	$ 1,500	$ 1,976,930	$ (1,135,407)	$ 843,023
Distributions to stockholder	-	-	(86,941)	(86,941)
Net income	-	-	105,761	105,761
Balance at December 31, 2010	$ 1,500	$ 1,976,930	$ (1,116,587)	$ 861,843

See notes to financial statements.

PORTER, WHITE & COMPANY, INC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2010

Year ended December 31, 2010	
Balance at January 1, 2010	$ -
Activity	-
Balance at December 31, 2010	$ -

See notes to financial statements.

PORTER, WHITE & COMPANY, INC.

Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows From Operating Activities	
Net income	$ 105,761
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	12,486
Equity in income of affiliate	(7,262)
Loss on disposal of equipment	990
Gain on sale of short-term investment	(3,645)
Dividends received	(6,518)
Changes in assets and liabilities:	
Receivables	(17,521)
Receivable from affiliates	118,363
Short-term investment	157,356
Other assets	(865)
Accounts payable	12,174
Accrued compensation and other expenses	(2,728)
Payable to affiliate	(97,795)
Total adjustments	165,035
Net cash provided by operating activities	270,796
Cash Flows From Investing Activities	
Capital expenditures	(27,026)
Cash Flows From Financing Activities	
Distributions to stockholder	(86,941)
Net increase in cash	156,829
Cash	
Beginning of year	112,090
End of year	$ 268,919

See notes to financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Porter, White & Company, Inc. (Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member the Financial Industry Regulatory Authority. The Company provides investment banking and various consulting services. The Company's broker dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The Company clears all transactions through another broker dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Investment Banking and Consulting Revenue

Revenue from investment banking and consulting projects is generated from fixed or contingent fee arrangements, hourly projects, or a combination of both. Revenue generated from fixed or contingent fee arrangements is recognized when the projects are substantially complete or when milestones are reached and no material contingencies exist. Revenue generated from hourly projects is recognized when earned. Customer billings are performed on a periodic basis consistent with the terms negotiated in the engagement agreement.

Securities Transaction Revenue

Security transactions, commission revenues and related gains, losses, and expenses are recorded on a settlement date basis by the Company. To conform to GAAP, the audited financial statements are adjusted to trade date accounting where appropriate.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2010, there were no cash equivalents.

Receivables

The Company uses the allowance method of accounting for uncollectible receivables whereby allowances are established at the time receivables are estimated to be uncollectible. Management analyzes delinquent

receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against the existing allowance or against earnings. Management feels that all of the receivables included in the accompanying statement of financial condition are collectible and no allowance for doubtful accounts has been recorded as of December 31, 2010.

Investments

Investments in equity securities that have readily determinable fair values (publicly reported market quotations) and debt securities are classified by management as one of the following:

Held-to-maturity securities - Held-to-maturity securities are debt securities in which the Company has the positive intent and ability to hold until maturity and are stated at amortized cost.

Trading securities - Trading securities are held for resale in anticipation of short-term (generally 90 days or less) fluctuations in market prices. Trading securities, consisting primarily of actively traded equity and debt securities, are stated at fair value. Realized and unrealized gains and losses are included in income.

Available-for-sale securities - Available-for-sale securities consist of debt securities and marketable equity securities not classified as trading or held-to-maturity. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses are reported as a separate component of stockholder's equity.

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. The Company employs a systematic methodology that considers available evidence in evaluating potential impairment of its investments. In the event that the cost of an investment exceeds its fair value, the Company evaluates, among other factors, the magnitude and duration of the decline in fair value; the expected cash flows of the securities; the financial health of and business outlook for the issuer; the performance of the underlying assets for interests in securitized assets; and the Company's intent and ability to hold the investment. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in investment income and a new cost basis in the investment is established.

Investment in Affiliate

The Company is accounting for its investment in Porter White Investment Company, LP, a 7.31 percent interest, by the equity method of accounting under which the Company's share of the net income of the affiliate is recognized as income in the Company's statement of operations and added to the investment account. Additionally, any distributions from the affiliate would be treated as a reduction of the investment account.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations.

Depreciation

Depreciation is computed principally using the accelerated method designed to amortize costs over the estimated useful lives of the assets (or the lesser of the estimated useful life or lease term concerning leasehold improvements). The Company is using the following estimated useful lives:

Computer Equipment	5 to 7 years
Software	3 years
Leasehold improvements	7 to 39 years
Furniture and fixtures	7 years

Depreciation expense amounted to $12,486 for the year ended December 31, 2010, and is included in occupancy and other office expenses in the accompanying statement of operations.

Expense Sharing Agreement

The Company is part of an expense sharing agreement among Porter White Companies, Inc. and its subsidiaries such that non-project specific, indirect expenses are reasonably allocated to each subsidiary based on various metrics, primarily related to revenues of the affiliate. All appropriate allocations have been made as of December 31, 2010 and are included in the accompanying statement of operations.

Advertising Costs

The Company expenses all advertising costs during the period in which they are incurred. During 2010, the Company charged $4,603 to advertising expense, which is included in promotional expenses in the accompanying statement of operations.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed under sections of federal and state income tax law as a qualified subchapter S subsidiary. In lieu of corporation income taxes, the stockholder separately accounts for its pro rata shares of the Company's items of income, deductions, losses, and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the United States federal, state, or local tax authorities for years before 2007.

Risk and Uncertainties

Investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the Company's financial position.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through February 8, 2011, which represents the date the financial statements were available for issuance.

Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,* which amends FASB Accounting Standards Codification (ASC) 820 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability and additional guidance on circumstances that may indicate a transaction is not orderly. The FASB provided illustrative examples of key considerations when applying fair value measurement principles to estimate fair value in non-active markets when there has been a significant decrease in the volume and level of activity for the asset. Additional financial statement disclosures are also required about an entity's fair value measurements. This adoption had no impact on the Company's financial position or results of operations.

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, *Fair Value Measurements and Disclosures* (Topic 820)—*Measuring Liabilities at Fair Value*. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value of such liability using one or more of the techniques prescribed by the update. ASU 2009-05 is effective for the Company for the year beginning January 1, 2010. This adoption had no impact on the Company's financial position or results of operations.

In January 2010, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements*, which primarily requires new disclosures related to the levels within the fair value hierarchy. An entity is required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances, and settlements in the reconciliation of fair value measurements classified as Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The Company will include the disclosures as required by ASU 2010-06 in the notes to the Company's financial statements effective January 1, 2010, except for the disclosures related to Level 3 fair value measurements, which will be included in the notes to the Company's financial statements effective January 1, 2011. This adoption had no impact on the Company's financial position or results of operations.

Note 2. Uninsured Cash Balances

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended December 31, 2010, the Company had cash on deposit with the financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

Note 3. Fair Value Measurements

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives

the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the valuation methodology used at December 31, 2010.

Mutual fund: Valued at the net asset value of shares held by the Company at year-end.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methodology is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2010:

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Mutual fund				
Short-term municipal bond	$ 365,472	$ -	$ -	$ 365,472
Total financial assets	$ 365,472	$ -	$ -	$ 365,472

Note 4. Investment in Affiliate

The Company owns a 7.31 percent partnership interest in Porter White Investment Company, L.P. The Company is the general partner of the limited partnership and has the ability to exert significant influence over the limited partnership's operations. The book value of the investment when acquired was $90,615. The limited partnership engages in investment activities and had total assets and total liabilities of approximately $486,200 and $9,800, respectively, as of December 31, 2010, and net income of approximately $99,400 for the year ended December 31, 2010, and is accounted for using the equity method of accounting.

Note 5. Commitments

The Company leases office space under a noncancelable operating lease from a related party through common ownership. Aggregate minimum future lease commitments are as follows:

Year ending December 31,	
2011	$ 106,246
2012	44,990
	$ 151,236

Rental expense amounted to $117,042 in 2010, however a portion of the expense was allocated to affiliates that utilize this office space. The remaining amount is included in occupancy and other office expenses in the accompanying statement of operations.

Note 6. Property and Equipment, Net

Property and equipment, net of accumulated depreciation, consist of the following as of December 31, 2010:

Computer equipment	$ 162,409
Software	25,803
Leasehold improvements	18,880
Furniture and fixtures	17,027
Accumulated depreciation	(178,760)
	$ 45,359

Note 7. Profit Sharing Plan

The Company has a profit sharing plan that covers substantially all full-time employees. Contributions to the plan are made at the sole discretion of management. During the year ended December 31, 2010, an allocation of $17,459 related to these contributions to the plan was charged to operations.

Note 8. Related Party Transactions

The Company's receivable from affiliates of $176,869 is noninterest bearing and without stipulated due dates. The Company has a noninterest bearing payable to an affiliate of $70,705 without a stipulated due

date. Amounts relate to allocation of operating expenses associated with affiliated companies pursuant to the expense sharing agreement.

The Company earned $8,326 in management fees due from Porter White Investment Company, LP, an affiliate, which is included in management fee income and other in the statement of operations for the year ended December 31, 2010.

Note 9. Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At December 31, 2010, the Company had net capital of $449,040, which was $349,040 in excess of the minimum of net capital required.

Note 10. Annual Audit Report

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

PORTER, WHITE & COMPANY, INC.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

Computation of net capital		
Total stockholder's equity qualified for net capital	$	861,843
Deduct non-allowable assets:		
Petty cash		300
Receivables		132,281
Receivable from affiliates		176,869
Investment in affiliate		25,219
Property and equipment, net		45,359
Other assets		7,104
Net capital before haircuts on securities positions		474,711
Haircuts on securities		
Money market accounts and mutual fund		(25,671)
Net capital	$	449,040
Computation of basic net capital requirement		
Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$	10,625
Minimum dollar net capital requirement		100,000
Net capital requirement		100,000
Excess net capital		349,040
Excess net capital at 1,000 percent (net capital less 10 percent of aggregate indebtedness)	$	433,102
Computation of aggregate indebtedness		
Total aggregate indebtedness from statement of financial condition	$	159,380
Percentage of aggregate indebtedness to net capital		35%

PORTER, WHITE & COMPANY, INC.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

Reconciliation with the Company's computation	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 449,040
Audit adjustments:	-
Net capital per calculation above	$ 449,040

PORTER, WHITE & COMPANY, INC.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3

Porter, White & Company, Inc. (Company), is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(A) inasmuch as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the Company, as broker or dealer, and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of Porter, White & Company, Inc."

♦SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP

CERTIFIED PUBLIC ACCOUNTANTS
ADVISORY | AUDIT | TAX

216 Summit Boulevard |Suite 300 |Birmingham, AL 35243 | 205-278-0001 Main | 205-278-0003 Fax | www.srhwcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Porter, White & Company, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements of Porter, White & Company, Inc. (Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Sellers Richardson Holman & West, LLP

February 8, 2011

SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP

CERTIFIED PUBLIC ACCOUNTANTS
ADVISORY | AUDIT | TAX

216 Summit Boulevard | Suite 300 | Birmingham, AL 35243 | 205-278-0001 Main | 205-278-0003 Fax | www.srhwcpa.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Porter, White & Company, Inc.
Birmingham, Alabama

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Porter, White & Company, Inc. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SELLERS, RICHARDSON, HOLMAN & WEST, LLP

Sellers Richardson Holman & West, LLP

February 8, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

023757 FINRA DEC
PORTER WHITE & COMPANY INC 16*16
PO BOX 12367
BIRMINGHAM AL 35202-2367

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dwight V. Percy (205)252-3681

2. A. General Assessment (item 2e from page 2) $ 2,586.57

B. Less payment made with SIPC-6 filed (exclude interest) (1,330.00)

July 23, 2010
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,256.57

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,256.57

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Porter White & Company, Inc.

Sec. No. 8-23757 Firm Id. 7925

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Porter White & Company, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of January , 20 10 .

Exec. V.P. & C.F.O.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,031,439
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	3,190
Total additions	3,190
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-0-
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	-0-
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 1,034,629
2e. General Assessment @ .0025	$ 2,586.57 (to page 1, line 2.A.)

SRHW

SELLERS RICHARDSON HOLMAN & WEST LLP

216 Summit Boulevard | Suite 300
Birmingham, AL 35243
205-278-0001 Main | 205-278-0003 Fax
www.srhwcpa.com

SRHW

SELLERS RICHARDSON HOLMAN & WEST LLP

PORTER, WHITE & COMPANY, INC.

Financial Statements and
Supplementary Information
Year Ended December 31, 2010

THE ADVICE YOU NEED.
THE ATTENTION YOU DESERVE.

PORTER, WHITE & COMPANY, INC.

Financial Statements and
Supplementary Information
Year Ended December 31, 2010